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         January 19, 2021

       Timothy M. Archer
       Chief Executive Officer
       Lam Research Corporation
       4650 Cushing Parkway
       Fremont, CA 94538

                                                        Re: Lam Research
Corporation
                                                            Annual Report on
Form 10-K
                                                            Filed August 18,
2020
                                                            File No. 000-12933

       Dear Mr. Archer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Technology